SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2008

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated January 30, 2008

Press Release dated January 31, 2008

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Fabrizio Cosco
Title:	Company Secretary

Date: January 31, 2008

Rome, January 30, 2008 - Senator Dario Fruscio resigned today from Eni’s Board of Directors.

Company Contacts:

Press Office: +39 02.52031875 - +39 06.5982398

Switchboard number: +39-0659821
Free Number: 800940924

ufficio.stampa@eni.it
segreteriasocietaria.azionisti@eni.it
investor.relations@eni.it

Internet page: www.eni.it

Rome, January 31, 2008 - Eni’s Board of Directors acknowledged today the resignation of Senator Dario Fruscio as announced yesterday. The Board has decided not to appoint a new Director, due to the upcoming 3 year review of the Board in charge.

Eni’s Board of Directors also decided not to submit to the next Shareholder’s meeting a proposal for the cancellation of the Treasury shares.

Company Contacts:

Press Office: +39 02.52031875 - +39 06.5982398

Switchboard number for shareholders: +39-0659821
Free Number: 800940924

ufficio.stampa@eni.it
segreteriasocietaria.azionisti@eni.it
investor.relations@eni.it

Internet page: www.eni.it